Filed by Citigroup Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

On October 3, 2007, the following article was posted on the Citigroup Intranet site and made available to employees.

Copyright 2007 Factiva ®, from Dow Jones

All Rights Reserved

(Copyright (c) 2007, Dow Jones & Company, Inc.)

The Wall Street Journal

October 3, 2007 Wednesday

SECTION: Pg. C3

LENGTH: 622 words

HEADLINE: Deals & Dealmakers: How Nikko Cordial Can Help Citigroup --- Owning Japan Bank Could Help Offset Problems in U.S.

BYLINE: By Andrew Morse

BODY:

TOKYO -- Citigroup Inc.'s move to buy the third of Japanese brokerage Nikko Cordial Corp. it doesn't already own for $4.6 billion cements its commitment to the world's second-largest economy even as its performance in the U.S. deteriorates.

The announcement yesterday came as Citigroup of New York, which acquired more than half of Nikko Cordial in May and has been steadily raising its stake, seeks to increase its profits from outside the U.S. to 60% from just less than 50% now.

Citigroup hopes to use Nikko Cordial's strong branch network and customer relationships to sell the mutual funds, alternative investments and other products it can provide from its global businesses.

"This is a natural progression of what we have been working on all year," said Douglas Peterson, Citigroup's chief executive in Japan. "It is a continuation of our global strategy."

Citigroup will use its own shares to pay for the stake, with Nikko Cordial shareholders getting 1,700 yen ($14.69) in Citigroup shares for each share of Nikko they own. That is the same amount Citigroup offered to shareholders in a tender offer earlier this year and is 16% above Nikko Cordial's current share price of 1,462 yen in Tokyo. The stock swap is expected to be completed in January.

The deal comes at a tough time for Citigroup, which said Monday it would take a $5.9 billion write-down for the third quarter for soured leveraged-buyout loans, securities backed by subprime mortgages and other credit-related problems. The write-downs are likely to cause Citigroup to report a 60% profit drop from a year-earlier.

Those losses come amid increasing pressure on Chief Executive Charles Prince to boost Citigroup's stock price.

While the Dow Jones Industrial Average has hit a string of record highs this year, Citigroup's share price has fallen 14% in 2007. On Monday, it rose 2.2% to $47.72 on the New York Stock Exchange, and edged up 14 cents, or 0.3% to $47.86.

Making Nikko Cordial a wholly owned subsidiary won't have an immediate impact on either firm or on the integration process. Citigroup's current two-thirds majority lets it push through any measure it wants, giving it effective control.

But once the deal is completed, Citigroup will be able to manage its operations in Japan more smoothly and efficiently. In some cases, Citigroup may be able to merge some functions. It can't do that now because it is obligated to share part of Nikko Cordial's earnings with minority shareholders; after the deal's completion it will be able to enjoy all the unit's profits.

"The combination of Citi's global platform and Japan franchise in corporate and retail banking, credit cards and lending, along with Nikko Cordial's leading wholesale and retail securities businesses and premier franchise and brand, are a winning combination for Japanese consumers," said Mr. Prince.

Japan is an attractive market for financial-services firms. The country's thrifty savers have stashed away $13 trillion in personal assets, much of it in low-yielding bank accounts, but Citigroup is betting that will change as more Japanese look for higher returns on their savings.

Citigroup has begun restructuring operations in Japan to better position itself. It recently established a holding company for all of its Japan operations, Citigroup Japan Holdings Ltd., making regulatory oversight easier and facilitating acquisitions. It also converted its banking license to a local license, allowing it to open new branches more quickly.

It has filed an application with the Tokyo Stock Exchange to list its shares in Japan, which it hopes to do before closing the Nikko Cordial deal.

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PUBLISHER: Dow Jones & Company, Inc.

LOAD-DATE: October 3, 2007

Important notice

This article is for informational purposes only and does not constitute an offer of any Citigroup or other securities or a solicitation of a proxy in relation to the share exchange. In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial are urged to read the prospectus included within the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information about Citigroup, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, NY 11220.